EXHIBIT (d)(2)(E)

10% "Free" Withdrawal Rider

FREE PARTIAL WITHDRAWAL 10% POLICY VALUE

benefits

According to the Policy Specifications all withdrawals under the policy are subject to a withdrawal charge. This rider provides access to a specified amount of funds free of withdrawal charges when such charges would otherwise apply.

Under this rider, the Owner may withdraw the greater of up to 10% of the policy value without being subject to a withdrawal charge in any policy year. The 10% amount is determined at the time of withdrawal and is reduced by all prior free withdrawals in that policy year. Any unused free partial withdrawal amounts may not be carried over to subsequent policy years.

For purposes of determining withdrawal charges, premiums are withdrawn prior to any earnings on a "first-in, first-out" (FIFO) basis. Earnings are withdrawn after all premiums are withdrawn.

charge

A percentage of the policy value will be deducted from the policy value on the same date in each succeeding month as the Policy date, and will continue for the life of the policy. Whenever this date falls on a date other than a Business Day, the charge will be deducted on the next Business Day. This charge is noted in the Policy Specifications.

effective date

This rider will become effective on the date shown below. It may not be cancelled after issue and will terminate when the policy terminates.

Effective Date of Rider:

Policy Date

AMERITAS LIFE INSURANCE CORP.

/s/	Jan M. Connolly	/s/	JoAnn M. Martin
	Secretary		President

FPW 4901

Free Partial Withdrawal – 10% Policy Value Rider FPW 4901

Monthly Charge .0042%* of the policy value

* Equivalent to an annual rate of .05% of the policy value, deduced at issue on each monthly activity date. The annual rate will not exceed .15%.